[ING STATIONERY]

December 27, 2007

EDGAR

U.S. Securities and Exchange Commission Division of Investment Management Office of Insurance Products 100 F Street NE, Room 1580 Washington, DC 20549

Re:	File Nos. 333-30180, 811-05626
Separate Account B of ING USA Annuity and Life Insurance Company

FORM AW

Dear Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, we are writing to request withdrawal of Post
Effective Amendment No. 30 to the registration on Form N-4, filed on December 27, 2007 (Accession No.
0000836687-07-000544). We inadvertently filed this amendment for a different Class/Contract than was intended. We expect to resubmit the filing using the appropriate Class/Contract identifier later today. No securities were sold in connection with the amendment.

Please call me at (610) 425-3404 with your questions or comments.

Sincerely,

ING USA Annuity and Life Insurance Company /s/ John S. Kreighbaum John S. (Scott) Kreighbaum Counsel 1475 Dunwoody Drive West Chester, PA 19380 Tel: (610) 425-3404 Fax: (610) 425-3520

Cc: Alison White, Esq.